12-31-01

1140739

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Period December 2001 File No. 0-31166

CORNER BAY SILVER INC.
(Name of Registrant)

55 University Ave., Suite 910, Toronto, Ontario, CANADA M5J 2H7
(Address of principal executive offices)

1. Interim Financial Statements for the Quarter Ended 12/31/2001

02024328

PROCESSED
APR 05 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CORNER BAY SILVER, INC.
(Registrant)

February 26, 2002
Date

By: ______________________
Steven Brunelle, Vice President

Corner Bay Silver Inc.

Second Quarter **Interim Report**

CONSOLIDATED BALANCE SHEETS	December 31, 2001 (Unaudited)	June 30, 2001 (Audited)
ASSETS		
Current assets		
Cash and term deposits	$ 2,398,002	$ 4,022,422
Accounts receivable	327,210	176,912
Prepaid expenses and deposits	9,242	27,389
	2,734,454	4,226,723
Deposits	30,000	30,000
Investments	43,353	43,353
Mineral properties	6,054,112	4,647,942
	$ 8,861,919	$ 8,948,018
LIABILITIES		
Current liabilities		
Account payable and accrued liabilities	$ 335,309	$ 387,963
SHAREHOLDERS' EQUITY		
Capital stock	15,164,003	14,813,154
Contributed surplus	537,005	537,005
Deficit	(7,174,398)	(6,790,104)
	8,526,610	8,560,055
	$ 8,861,919	$ 8,948,018

Corner Bay Silver Inc.

Second Quarter — **Interim Report**

CONSOLIDATED STATEMENTS OF OPERATION AND DEFICIT **Six Month Periods Ending December 31 (Unaudited)**	**2001**	**2000**
Revenue		
Interest	$ 49,739	$ 23,438
Other income	73,001	35,800
	122,740	59,238
Expenses		
General and administrative	497,925	488,542
Amortization	9,109	9,636
	507,034	498,179
Net loss for the period	384,294	438,940
Deficit, beginning of period	6,790,104	5,722,233
Deficit, end of period	$ 7,174,398	$ 6,161,173
Loss per Share	$ 0.02	$ 0.03

CONSOLIDATED STATEMENTS OF CASH FLOWS **Six Month Periods Ending December 31 (Unaudited)**	**2001**	**2000**
Cash provided by (used in):		
Operating activities		
Net loss for period	$ (384,294)	$ (438,940)
Amortization	9,109	9,636
	(375,185)	(429,305)
Net increase in non-cash working capital balances related to operations	(184,805)	(71,336)
	(559,990)	(500,641)
Investing activities		
Mineral properties	(1,415,279)	(465,775)
Financing activities		
Issuance of common stock	350,849	4,981,341
Increase (decrease) in cash and term deposits during the period	(1,624,420)	4,016,425
Cash and term deposits - beginning of period	4,022,422	929,152
Cash and term deposits - end of period	$ 2,398,002	$ 4,945,577

Corner Bay Silver Inc.

Second Quarter **Interim Report**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Unaudited)

1. **Basis of Presentation**

The accompanying interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001.

The accounting policies and methods of application are consistent with those used in the 2001 audited financial statements.

2. **Capital Stock**

As of December 31, 2001, the Company has 16,016,109 Common Shares issued and outstanding and 2,020,000 Share Purchase Options outstanding exercisable at prices ranging from $1.70 to $3.00 per Common Share. If all Common Share Purchase Options had been exercised on December 31, 2001, the Company would have 18,351,442 Common Shares issued.

Peter Mordaunt, Chairman and President **February 28, 2002**